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5/16/03

03015863

ES
E COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-~~113617~~

8-53343

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___4/24/02___ AND ENDING___12/31/02___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UTENDAHL CAPITAL GROUP, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

30 Broad Street

(No. and Street)

New York,   NY   10004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Utendahl   (212)-612-9047
(Area Code- Telephone Number)

SEC MAIL PROCESSING
RECEIVED
MAY 13 2003
WASH. D.C.
187 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - if individual, state last, first, middle name)

1185 Avenue of the Americas,   New York,   NY   1006
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __John Utendahl_____ swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Utendahl Capital Group, LLC _____, as of

December 31, _____, 20 _02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, pro-

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____   Signature

                                                                                                Title

This report** contains (check all applicable boxes):

- [✔] (a) Facing Page.
- [✔] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flow.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*





UTENDAHL CAPITAL GROUP, LLC
(a limited liability company)
(a wholly owned subsidiary of Utendahl Capital
Partners, L.P.)
(a development stage company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants





GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Utendahl Capital Group, LLC

We have audited the accompanying statement of financial condition of Utendahl Capital Group, LLC (a limited liability company) (a wholly owned subsidiary of Utendahl Capital Partners, L.P.) (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Utendahl Capital Group, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 26, 2003, except for the third paragraph of
Note 3, as to which the date is April 4, 2003

0

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com

NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS

UTENDAHL CAPITAL GROUP, LLC
(a limited liability company)
(a development stage company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$100,000
Due from Broker	50,070
Total Assets	**$150,070**

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accrued expenses and other liabilities	$ 8,000
Member's Equity	142,070
Total Liabilities and Member's Equity	**$150,070**

UTENDAHL CAPITAL GROUP, LLC
(a limited liability company)
(a development stage company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Utendahl Capital Group, LLC (the "Company"), a limited liability company organized in 2001, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly owned subsidiary of Utendahl Capital Partners, L.P. ("UCPLP").

The Company received its approval to operate as a broker-dealer from the NASD on April 24, 2002 and is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by a clearing broker. The Company had no activity from the date operations commenced through December 31, 2002.

The Company plans to generate its revenue from participating in underwritings, initial public offerings, bonds and other offerings.

At times, the Company maintains cash deposits in financial institutions that exceed federally insured limits. The Company has not experienced any losses with respect to these deposits.

No provision for federal and state income taxes has been made since the Company is not subject to income taxes. The Company's income or loss is reportable by its sole Member on the Member's individual tax return.

UCPLP will provide office and administrative services at no cost until the Company begins to generate revenue.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by the Managing Member. Actual results could differ from the estimates included herein.

2. DUE FROM BROKER:

The clearing and depository operations for the Company's security transactions are provided by one broker pursuant to a clearance agreement. At December 31, 2002, the receivable from broker represents cash maintained at this clearing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company.

3. FINANCING ARRANGEMENT:

The Company and UCPLP have a combined line of credit agreement with a bank which expires on November 1, 2003. Borrowings under the agreement are based on a percentage of eligible receivables, as defined, and bear interest at the prime rate (4.25% at December 31, 2002) plus 2%. The line of credit is secured by substantially all of the Company's and UCPLP's assets. The Company is contingently liable for any amounts borrowed by UCPLP. At December 31, 2002, the entire principal balance of $171,540 is recorded as a liability of UCPLP.

UTENDAHL CAPITAL GROUP, LLC
(a limited liability company)
(a development stage company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2002

Covenants under the line of credit agreement require the Company and UCPLP to maintain a tangible net worth ratio and places various restrictions on the Company, as defined.

At December 31, 2002, the Company was not in compliance with certain covenants, as defined. On April 4, 2003, the bank waived compliance with these covenants.

4. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 12-1/2% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital, as defined, of $142,070, which was $42,070 in excess of its required net capital of $100,000. The Company's net capital ratio was .06 to 1.



UTENDAHL CAPITAL GROUP, LLC
(a limited liability company)
(a wholly owned subsidiary of Utendahl Capital
Partners, L.P.)
(a development stage company)

INDEPENDENT AUDITOR'S
SUPPLEMENTARY REPORT ON
INTERNAL CONTROL

DECEMBER 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants





GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Utendahl Capital Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Utendahl Capital Group, LLC (a limited liability company) (a wholly owned subsidiary of Utendahl Capital Partners, L.P.) (the "Company") for the period from April 24, 2002 (date operations commenced) through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com
NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Utendahl Capital Group, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 26, 2003